UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of
February 2021
Commission File Number:
001-39173

I-MAB

Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District
Shanghai, 201210
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form
20-F    ☒            Form
40-F    ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Jielun Zhu
Name	:	Jielun Zhu
Title	:	Director and Chief Financial Officer
Date: February

, 2021

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Consolidated Interim Financial Statements

99.2	Management’s Discussion and Analysis of Financial Condition and Results Of Operations

101.INS	Inline XBRL Instance Document – this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (embedded within the Inline IXBRL document)